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                                                                     EXHIBIT 3.7

                          FORM OF AMENDMENT NUMBER ONE
                                       TO
                                     BYLAWS
                                       OF
                                DOVE AUDIO, INC.


ARTICLE III, SECTION 2 OF THE CORPORATION'S BYLAWS SHALL BE STRICKEN AND AMENDED TO READ AS FOLLOWS:

         Section 2. Number and Qualifications. The size of the Board of Directors of the corporation shall be not less than five (5) nor more than nine
(9), subject to vacancies from time to time. The exact number of directors within the limits specified shall be seven (7) until changed by an amendment to these bylaws duly adopted by the board of directors or by the shareholders. Such indefinite number may be changed, or a definite number fixed without provision for an indefinite number, by an amendment to these bylaws duly adopted by the vote or written consent of the shareholders provided, however, that a bylaw reducing the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.

Dated as of November 7, 1996